THT Heat Transfer Technology, Inc.
THT Industrial Park
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

March 10, 2011

By EDGAR Transmission and by Hand Delivery
Sherry Haywood
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form S-3
Filed February 3, 2011
File No. 333-172049

Dear Ms. Haywood:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 25, 2011, providing the Staff’s comments with respect to the above referenced Form S-3.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

The Company is submitting an amended Registration Statement with this letter. Enclosed herewith please find three (3) copies of the Company's amended Registration Statement on Form S-3.

1.

Given the nature and size of the transaction being registered relative to the number of shares outstanding held by non-affiliates, this appears to represent a primary offering which must be made at a fixed price. Please advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

THT Response: For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement.

A) The period during which the selling stockholders have held the shares.

The selling stockholders will have continuously held their shares of the Company for a month and half since December 23, 2010. During this period, to the Company’s knowledge, none of the selling stockholders have sold any of his or her shares. We recognize that a relatively short period of time has elapsed between the date the selling stockholders received their shares and the registration of the shares. However, the 19 original founders contributed to the registered capital of the Company’s subsidiary Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd.(“Juyuan”) and became Juyuan’s shareholders since 2007. On June 30, 2009 when the Company became a public company, each of the founders entered into option agreements with the Company’s majority shareholder Wisetop International Holdings Limited (“Wisetop”) to purchase an aggregate of 10,240,786 shares from Wisetop, accounting for 64% of the then issued and outstanding shares of the Company’s common stock. On December 17, 2010, the founders exercised their options. Pursuant to the option agreements, 6 of the founders designated some of their shares to their friends and 2 of the founders designated all of their shares to their friends. Accordingly, of the 44 selling stockholders, 17 are the original founders of Juyuan and the remaining are their friends. These facts indicate that the selling stockholders are not acting as underwriters for the Company and that the sales by the selling stockholders constitute secondary offerings.

B) The circumstances under which the Selling Shareholders received the shares.

In October 2007, Juyuan held a shareholder meeting to increase its registered capital from RMB 10,000,000 (approximately $1,523,693) to RMB 40,000,000 (approximately $6,094,774). Each of the 19 founders contributed to the registered capital with the highest individual contribution accounting for 5% of the registered capital. On June 30, 2009 when the Company became a public company and Juyuan became the indirect subsidiary of Wisetop and the Company, each of the founders entered into option agreements with Wisetop to purchase an aggregate of 10,240,786 shares from Wisetop at $0.712 per share, accounting for 64% of the then issued and outstanding shares of the Company’s common stock. The purpose of the option agreements was to make the founders the Company’s shareholders. On December 17, 2010, the founders exercised their options. Pursuant to the option agreements, 6 of the founders designated some of their shares to their friends and 2 of the founders designated all of their shares to their friends.

C) The Selling Shareholders relationship to the Company.

Each selling stockholder has long-term personal relationship with the Company’s management. 17 of the selling stockholders contributed to the registered capital of the Company’s wholly owned subsidiary Juyuan and became Juyuan’s shareholders in 2007.

As of March 8, 2011, the selling stockholders collectively, may be deemed to be the beneficial owners of 50.07% of the Company's outstanding common stock. In an annual shareholder meeting, the selling stockholders have the right, collectively, to elect a majority of the Company's board of directors. The selling stockholders' significant ownership and control of the Company's board of directors are consistent with their status as long-term investors who did not acquire the shares of the Company's common stock with a view to distribution.

D) The amount of shares proposed to be sold by the Selling Shareholders in this offering.

The selling stockholders have informed the Company that they do not have any present agreement or understanding, directly or indirectly, with any person to distribute the common stock that they own. As disclosed in the "Plan of Distribution," the selling stockholders may, from time to time, sell any or all of their shares of common stock on The NASDAQ Global Market or in privately-negotiated transactions, in each case subject to compliance with the Company's insider trading policy in effect at the time of sale. These sales may be at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale or negotiated prices. Each selling stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it or he deems the purchase price to be unsatisfactory at any particular time. The Company will not receive any of the proceeds of the shares sold by the selling stockholders, if any are sold. The selling stockholders will act independently of the Company in making decisions regarding the timing, manner, and size of each sale. These facts again support the view that the selling stockholders are not acting as underwriters in this offering.

E) The selling stockholders are not in the business of underwriting securities.

All of the selling stockholders have had long-term relationship with the Company’s management before the Company became a public company. At no time have the selling stockholders been affiliated with or acted as brokers or dealers of securities, or been involved in the business of underwriting securities. The selling stockholders are not in the business of underwriting securities.

F) The circumstances do not suggest that the selling stockholders are acting as a conduit for the Company.

17 of the selling stockholders have been the shareholders of the Company’s subsidiary Juyuan since 2007. The remaining selling stockholders are friends of the 17 selling stockholders. The selling stockholders have informed the Company that they do not have any present agreement or understanding, directly or indirectly, with any person to distribute the common stock that they own. Each selling stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it or he deems the purchase price to be unsatisfactory at any particular time. The Company will not receive any of the proceeds of the shares sold by the selling stockholders, if any are sold. The selling stockholders strongly believe that the circumstances of this offering do not suggest that they are acting as a conduit for the Company.

Selling Stockholders, page 2

2.	Explain briefly the date and transactions in which each selling stockholder received the common stock being registered for resale.

THT Response: On June 30, 2009, Wisetop entered into option agreements with each of the 19 founders. On December 17, 2010, the 19 founders exercised their options. On the same day, pursuant to the option agreements, six of the founders designated parts of their option shares to third parties. Two founders designated all their option shares to third parties. The 17 founders and the designees, who are the selling stockholders, received their shares on December 23, 2010.

3.	Please describe in greater detail:

•

the material terms of the option agreements with the original founders of your wholly owned subsidiary Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd., including whether the table on page 3 contains the names of all such founders;

THT Response: The option agreements were entered between Wisetop and each of the 19 founders (each an “Optionee”) on June 30, 2009. Wisetop owned 14,800,000 shares of the Company’s common stock. Pursuant to the option agreements, the Optionee was granted the option to purchase an aggregate of 10,240,786 shares from Wisetop at $0.712 per share. The Optionee may exercise the option at any time during the period commencing on September 28, 2009 and ending on June 30, 2011. In addition, the Optionee may assign the option to any third party subject to compliance with applicable laws. The Optionee may also designate a third party to receive all or any part of the option shares instead of the Optionee upon the exercise of the option.

The table on page 3 contains the names of 17 founders. Six of the founders designated parts of their shares to third parties and kept some shares. Two of the founders, Guoying Jiang and Lihong Sun designated all of their option shares to third parties pursuant to the option agreements. Accordingly, Guoying Jiang and Lihong Sun are not included in the selling stockholder table.

• the terms of the options issued pursuant to your option agreements including the offering price of the options.

THT Response: Please refer to the response to the comment above.

• The price upon which each of the founders exercised their options on December 17, 2010; and

THT Response: The exercise price for each of the founders was $0.712 per share. Below is the table of the exercise price for each of the founders.

Name of the Founders	Option Shares	Exercise Price Per Share	Total Exercise Price
Pang, Liyan	567,333	0.712	$403,941
Tian, Yongfu	337,933	0.712	$240,608
Fang, Weixing	246,667	0.712	$175,627
Yu, Xiaoqiu	1,911,667	0.712	$1,361,107
Yang, Nanxiang	493,333	0.712	$351,253
Zhao, Jinghua	505,667	0.712	$360,035
Zhao, Yuanjian	493,333	0.712	$351,253
Dong,Yuxia	98,667	0.712	$70,251
Fang, Xiaomei	1,070,533	0.712	$762,219
Jiang, Guoying	296,000	0.712	$210,752
Jiang, Siqi	740,000	0.712	$526,880
Li, Dongguang	493,333	0.712	$351,253
Li, Dongming	394,667	0.712	$281,003
Li, Jimin	493,333	0.712	$351,253
Liu, Kai	414,400	0.712	$295,053
Rong, Hui	362,600	0.712	$258,171
Sun, Lihong	197,333	0.712	$140,501
Xu, Feng	305,867	0.712	$217,777
Zhao, Jingyan	818,120	0.712	$582,501

  The history of your company and your transactions including when Wisetop International Holdings Limited became the sole shareholder of Megaway International Holdings Limited and why Wisetop entered into option agreements with the original founders of Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd.

THT Response: On May 5, 2009, Jinghua Zhao, the director of Wisetop became the sole shareholder of Megaway International Holdings Limited (“Megaway”). On June 30, 2009, Jinghua Zhao transferred all her share of Megaway (1 share) to Wisetop which then became the sole shareholder of Megaway.

In October 2007, Juyuan held a shareholder meeting to increase its registered capital from RMB 10,000,000 (approximately $1,523,693) to RMB 40,000,000 (approximately $6,094,774). Each of the 19 founders contributed to the registered capital with the highest individual contribution accounting for 5% of the total registered capital. On June 30, 2009 when the Company became a public company and Juyuan became the indirect subsidiary of Wisetop and the Company, the parties agreed to enter into option agreements between Wisetop and the 19 founders so that the 19 founders would become shareholders of the Company.

Please see below for Company’s history disclosed in its Annual Report of 10-K for the fiscal year 2009.

Our Corporate History

Background and History of BTHC

The Company, formerly called BTHC VIII, Inc., was organized on August 7, 2006 as a Delaware corporation to effect the reincorporation of BTHC VIII, LLC, a Texas limited liability company, mandated by the plan of reorganization discussed below. In accordance with the confirmed plan of reorganization, BTHC’s business plan was to seek to identify a privately-held operating company desiring to become a publicly held company by merging with BTHC through a reverse merger or other acquisition transaction. On June 30, 2009, in accordance with our business plan, we completed the acquisition of Megaway pursuant to the Share Exchange Agreement. As a result of this acquisition, we are no longer a shell company.

In September 1999, Ballantrae Healthcare LLC and affiliated limited liability companies including BTHC VIII, LLC (collectively Ballantrae) were organized for the purpose of operating nursing homes throughout the United States. Although Ballantrae continued to increase the number of nursing homes it operated and in June 2000 had received a substantial equity investment, it was unable to achieve profitability. During 2001 and 2002, Ballantrae continued to experience severe liquidity problems and did not generate enough revenues to cover its overhead costs. Despite obtaining additional capital and divesting unprofitable nursing homes, by March, 2003, Ballantrae was out of cash and unable to meet its payroll obligations.

On March 28, 2003, Ballantrae filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On November 29, 2004, the bankruptcy court approved the First Amended Joint Plan of Reorganization, or the Plan, as presented by Ballantrae, its affiliates and their creditors. On August 16, 2006, pursuant to the Plan, BTHC VIII, LLC was merged into the Company.

Halter Financial Group, Inc. or HFG, participated with Ballantrae and their creditors in structuring the Plan. As part of the Plan, HFG provided $76,500 to be used to pay professional fees associated with the Plan confirmation process. HFG was granted an option to be repaid through the issuance of equity securities in 17 of the reorganized Ballantrae entities, including the Company. HFG exercised the option, and as provided in the Plan, 70% of the Company’s outstanding common stock, or 420,000 shares, were issued to HFG, in satisfaction of HFG’'s administrative claims. The remaining 30% of the Company’s outstanding common stock, or 180,528 shares, were issued to 581 holders of administrative and tax claims and unsecured debt. The 600,528 shares, or Plan Shares, were issued pursuant to Section 1145 of the Bankruptcy Code.

Effective August 16, 2006, HFG transferred its 420,000 Plan Shares to Halter Financial Investments L.P., or HFI, a Texas limited partnership controlled by Timothy P. Halter. Mr. Halter also served as our sole officer and director from our formation on August 7, 2006 until February 12, 2009, when he was replaced by Gerard Pascale.

We were subject to the jurisdiction of the bankruptcy court until we consummated the exchange transaction described below with Sino-America Ventures, Inc. in February 2009. As we timely consummated a merger or acquisition with a qualifying entity, we filed a certificate of compliance with the bankruptcy court which stated that the requirements of the Plan had been met, resulting in the discharge to be deemed granted. Thereafter, the post discharge injunction provisions set forth in the Plan and the confirmation order became effective.

Exchange Transaction with SAV

On February 12, 2009, we entered into a share exchange agreement, or the Exchange Agreement, with Sino- America Ventures, Inc., or SAV, a Delaware corporation, and the sole stockholder of LAV, Mr. Gerard Pascale. Pursuant to the Exchange Agreement, Mr. Pascale transferred 100% of the issued and outstanding shares of the capital stock of SAV to us in exchange for 5,404,800 newly issued shares of our common stock that constituted approximately 90% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of such exchange. As a result of this transaction, Mr. Pascale became our controlling stockholder and SAV became our subsidiary. In connection with the Exchange Agreement, our sole director and officer, Timothy P. Halter, resigned and was replaced by Mr. Pascale as our sole director and officer.

SAV was organized on February 10, 2009 as a Delaware corporation and was formed to seek and identify a privately-held operating company desiring to become a publicly held company by combining through a reverse merger or acquisition transaction. SAV was dissolved on May 22, 2009.

Background and History of Megaway and its Subsidiaries

Megaway was incorporated in the British Virgin Islands on April 8, 2009. Megaway is a holding company that has no operations or assets other than its ownership of all of the capital stock of Star Wealth. Star Wealth was incorporated in Hong Kong on March 25, 2009. Star Wealth is also a holding company that has no operations or assets other than its ownership of all of the equity interests of Siping Juyuan. Siping City Juyuan Heat Exchange Equipment Co., Ltd., or Old Juyuan, the predecessor of Siping Juyuan, was first incorporated in China in December 1998. In May 2006, Old Juyuan was divided into three individual enterprises, including Siping Juyuan. Siping Juyuan carried on the major business of Old Juyuan while the other two enterprises gradually ceased operation. Mr. Guohong Zhao, our Chairman, Chief Executive Officer and President, is the founder of Old Juyuan. All of our manufacturing operations are conducted through Siping Juyuan. Siping Juyuan has a term from June 8, 2009, the date the acquisition by Star Wealth of 100% of the equity interest in Siping Juyuan was approved by the Economic Technology Cooperation Bureau of Jilin Province and Siping Juyuan became a wholly-foreign owned enterprise, through June 7, 2029. Siping Juyuan owns 75% of the equity interests of Beijing Juyuan, which is solely engaged in the sales of Siping Juyuan’s products, and carries no production activities.

Acquisition of Megaway

On June 30, 2009, we completed a reverse acquisition transaction with Megaway whereby we issued to Wisetop, then the sole shareholder of Megaway, 14,800,000 shares of our common stock in exchange for all of the issued and outstanding capital stock of Megaway. Megaway thereby became our wholly owned subsidiary and Wisetop became our controlling stockholder.

In connection with our reverse acquisition of Megaway, we entered into the Cancellation Agreement with Mr. Gerald Pascale, whereby Mr. Pascale agreed to the cancellation of 4,805,387 shares of our common stock owned by him.

Upon the closing of the reverse acquisition, Mr. Gerard Pascale, our sole director and officer, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that became effective on July 10, 2009. Guohong Zhao was appointed as our director effective upon the closing of the reverse acquisition. In addition, our executive officers of the Company were replaced by the Siping Juyuan executive officers upon the closing of the reverse acquisition as indicated in more detail below.

For accounting purposes, the share exchange transaction was treated as a reverse acquisition with Megaway as the acquirer and the Company as the acquired party. When we refer in this report to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Megaway on a consolidated basis unless the context suggests otherwise.

Reincorporation of BTHC

On November 24, 2009, the Company entered into an Agreement and Plan of Merger, or the Merger Agreement, with THT Heat Transfer Technology, Inc., the Surviving Corporation, a Nevada corporation and wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the Company agreed to merge with and into the Surviving Corporation, with the Surviving Corporation continuing as the surviving entity. This transaction is referred to as the Reincorporation Merger. The Reincorporation Merger became effective on November 30, 2009, which is referred to as the Effective Time.

As a result of the Reincorporation Merger, the legal domicile of the Surviving Corporation is now Nevada. The Reincorporation Merger was consummated to move the Company’s domicile to Nevada as described in our Definitive Information Statement on Schedule 14C, or Information Statement, filed with the Securities and Exchange Commission on October 5, 2009, which description is incorporated by reference. As described in the Information Statement, the Merger Agreement and Reincorporation Merger were duly approved by the written consent of stockholders of the Company owning at least a majority of the outstanding shares of the Company’s common stock, dated September 16, 2009. A copy of the Merger Agreement is attached to this report as Exhibit 2.1 and is incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, (i) the Company merged into the Surviving Corporation, with the Surviving Corporation being the surviving corporation, and the Company thereby changed its name to THT Heat Transfer Technology, Inc.; (ii) from and after the Effective Time, the Company possesses all of the rights, privileges, powers, and franchises of the predecessor corporation in the merger, and the predecessor corporation’s debts and liabilities became the debts and liabilities of the Surviving Corporation; (iii) the predecessor corporation's existing Board of Directors and officers became the Board of Directors and officers of the Surviving Corporation; and (iv) the Articles of Incorporation and Bylaws of the Surviving Corporation now govern the Surviving Corporation. A description of the provisions of the Articles of Incorporation and Bylaws of the Surviving Corporation was previously disclosed in the Information Statement. Copies of the Articles of Incorporation and Bylaws of Surviving Corporation, as amended to date, are attached hereto as Exhibits 3.1 and Exhibit 3.2, respectively.

The Reincorporation Merger did not result in any change in headquarters, business, jobs, management, location of any of offices or facilities, number of employees, assets, liabilities or net worth (other than as a result of the costs incident to the Reincorporation Merger, which are immaterial). Management, including all directors and officers, remain the same in connection with the Reincorporation Merger. There were no substantive changes in the employment agreements for executive officers or in other direct or indirect interests of the current directors or executive officers as a result of the Reincorporation Merger. Following the Reincorporation Merger, the securities of the Surviving Corporation continued to be registered under Section 12(g) of the Exchange Act of 1934 by virtue of Rule 12g-3 of the Exchange Act.

As a result of the Reincorporation Merger, each outstanding share of the predecessor corporation’s common stock, par value $0.001 per share, was automatically converted into one share of the Surviving Corporation’s common stock, par value $0.001 per share. Each outstanding certificate representing shares of the predecessor corporation’s common stock is deemed, without any action by the predecessor corporation’s stockholders, to represent the same number of shares of the Surviving Corporation’s common stock.

4.

We note disclosure in the second paragraph on page 3 that the table includes shares of common stock underlying shares of convertible preferred stock, options or warrants that are convertible or exercisable within 60 days. Please revise the table to indicate by footnote, for each selling stockholder, the shares of common stock underlying shares of convertible preferred stock, options or warrants held by such selling stockholder that is convertible or exercisable within 60 days. Also, please include the terms of such conversion or exercise in the footnote.

THT Response: We have deleted the reference that the table includes shares of common stock underlying shares of convertible preferred stock, options or warrants that are convertible or exercisable within 60 days.

5.

We note your disclosure in the third paragraph of page 3 that none of the selling stockholders has any family relationships with your officers, directors or controlling stockholders. We note that the selling stockholders Yazhou Zhao, Jinghua Zhao and Yuanjian Zhao have the same last name as your Chief Executive Officer, Guohong Zhao. Please revise to disclose any relationship any selling stockholder has with any other selling stockholder, your Chief Executive Officer, with you or any of your predecessors or affiliates.

THT Response: We hereby confirm that none of Yazhou Zhao, Jingyan Zhao, Jinghua Zhao or Yuanjian Zhao has any relationship with our Chief Executive Officer, the Company or any of our predecessors.

The company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Joseph R. Tiano of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8233.

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Guohong Zhao
      Guohong Zhao
      Chief Financial Officer

Copies to: Joseph R. Tiano, Esq.